UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                         Sentex Sensing Technology, Inc.
                         -------------------------------
                                (Name of Issuer)

                           Common stock, no par value
                           --------------------------
                         (Title of Class of Securities)

                                   817268-10-5
                                   -----------
                                 (CUSIP Number)

    Arthur Lundberg, Esq., Baker & Hostetler LLP, 3200 National City Center,
                       Cleveland, OH 44114 (216) 621-0200
                       ----------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                  July 19, 2006
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 817268-10-1                  13D                   Page 2 of 8


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1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

     CPS Capital, Ltd.     34-1781380
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a)  |_|
     (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Ohio
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    48,019,814
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           48,019,814
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     48,019,814
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                     |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     46.28%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     OO (Limited Liability Company)
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 817268-10-1                  13D                   Page 3 of 8

                               AMENDMENT NO. 2 TO
                                  SCHEDULE 13D

This Amendment No. 2 to Schedule 13D amends and supplements the Schedule 13D, as amended by Amendment No. 1 thereto (the "Schedule 13D"), filed by CPS Capital Ltd. ("CPS") with respect to its ownership of Common Stock, without par value (the "Common Stock"), of Sentex Sensing Technology, Inc. ("Sentex"), to report the entering into by Sentex, Robert S. Kendall, the chairman and president of CPS ("Mr. Kendall"), and certain other parties of agreements that may result in a disposition of the Common Stock held by CPS reported in the Schedule 13D and a change in control of Sentex.

The following items are the Schedule 13D are amended and supplemented as follows:

ITEM 1. SECURITY AND ISSUER.

      This Amendment No. 2 to Schedule 13D relates to Common Stock of Sentex, the principal executive offices of which are located at 1801 East 9th Street, Cleveland, Ohio 44114.

ITEM 2. IDENTITY AND BACKGROUND.

      The reporting person, CPS Capital, Ltd. ("CPS"), an Ohio limited liability company, operates as a hedge fund. Its business address is 1801 East 9th Street, Cleveland, Ohio 44114. Its principal office is located at the same address.

      The information required by Item 2 with respect to the executive officers and controlling persons of CPS is as follows:

      (i)   Mr. Kendall is the chairman and president of CPS.

      (ii)  William Sprow is the chief financial officer and controller of CPS.


      All of the persons named above are citizens of the United States.

      None of the persons named above has been convicted of any criminal offense (excluding traffic violations or similar misdemeanors) during the past five years.

      None of the persons named above has been a party during the past five years to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or is subject to a judgment, decree or final order finding violations of or enjoining future violations of or prohibiting or mandating activities subject to federal or state securities laws.

ITEM 4. PURPOSE OF TRANSACTION.

      The purpose of this filing is to report the entering into by Sentex, Mr. Kendall and certain other parties of agreements that may result in a disposition of the Common Stock held by CPS reported in the Schedule 13D and a change in control of Sentex.

CUSIP No. 817268-10-1                  13D                   Page 4 of 8

On July 19, 2006, Sentex and Security IT Vision, Inc., an Oregon corporation ("SecITV"), entered into an exclusive distribution agreement (the "Distribution Agreement").

The Distribution Agreement gives Sentex, effective as of the Closing (as defined below), the exclusive world-wide rights over the fifty-year term of the agreement to market SecITV technology to end users in the biometric and security product arena based on Fingerprint Identification, Face Recognition and Voice Recognition technology. The exclusive distribution rights were granted in exchange for 69,082,924 shares of Common Stock issued to SecITV or its affiliates and 27,000,000 shares of Common Stock issued to the Financial Advisors (as defined below) and other terms and conditions set forth in a share issuance and corporate governance agreement (the "SICG Agreement") entered into on July 19, 2006 among Sentex, SecITV, Henrik Rubinstein, who directly and indirectly owns SecITV, Mr. Kendall, who is also the president and significant shareholder of Sentex, Balmoral Financial Services Company ("Balmoral") and Viewpoint Technology, Inc. ("Viewpoint" and together with Balmoral, the "Financial Advisors").

Pursuant to the SICG Agreement, at the Closing, Sentex will issue the 69,082,924 shares of Common Stock, at the direction of SecITV, to 1st Management Finance, Inc., a 90% shareholder of SecITV wholly-owned by Mr. Rubinstein ("1stMF"). Such shares will represent approximately 35% of the issued and outstanding shares of Common Stock (taking into account the issuance of shares to the Financial Advisors described below), based on the number of shares outstanding on the date hereof. 1stMF will have demand registration rights with respect to up to 100,000,000 shares of Common Stock that it receives and piggyback registration rights with respect to its shares of Common Stock, as well as any shares of Common Stock issued to other SecITV afilliates under the SICG Agreement, in any registration statement that Sentex files, in each case, for specified periods after the Closing.

The SICG Agreement also provides for additional financing and management arrangements for Sentex involving Mr. Kendall, Mr. Rubinstein and the Financial Advisors. At the Closing, Sentex will issue 15,000,000 shares of Common Stock to Balmoral and 12,000,000 shares of Common Stock to Viewpoint in exchange for the services provided by the Financial Advisors to SecITV and Sentex. The Financial Advisors will then hold approximately 14% of the issued and outstanding Common Stock (taking into account the issuance of shares to 1stMF described above), based on the number of shares outstanding on the date hereof. In addition, the Financial Advisors have committed to raise additional funding for Sentex on a best-efforts basis. Of this additional funding, $600,000 is to be raised through the sale of 10,000,000 shares of Common Stock held by CPS (and indirectly by Mr. Kendall), subject to the approval of Mr. Kendall's bank, which holds the shares as collateral. The proceeds from this sale will be paid to Sentex in exchange for its agreement to issue 10,000,000 shares of Common Stock to Mr. Kendall by November 16, 2006.

Within 180 days of the Closing, Mr. Kendall will also have the right to sell 40,000,000 of the shares of Common Stock beneficially owned by him through CPS (which includes the 10,000,000 replacement shares discussed above), also subject to his bank's approval, either to Mr. Rubinstein or to other investors, as arranged by Mr. Rubinstein through a private transaction or a registered resale arrangement, for a purchase price of $0.05 per share, or an aggregate of $2,000,000. If such shares are sold to Mr. Rubinstein or entities affiliated with him, Mr. Rubinstein would then control approximately 52% of the issued and outstanding shares of Sentex (based on the number of shares of Common Stock outstanding on the date hereof and assuming the issuance of the shares to the Financial Advisors and an additional 10,000,000 shares are issued to Mr. Kendall). Alternatively, Mr. Kendall may in his sole discretion decide to retain the 40,000,000 shares for an additional 18 months and instead sell them at a price of $0.08 per share, for an aggregate purchase price of $3,200,000, at such later date. Mr. Kendall and/or CPS will retain ownership of approximately 8,000,000 additional shares.

CUSIP No. 817268-10-1                  13D                   Page 5 of 8

Mr. Kendall will also contribute $4,000,000 of the debt owed to him by Sentex, which debt will be sold to investors as arranged by SecITV for proceeds to be used by Sentex as working capital. After Mr. Kendall's 40,000,000 shares have been sold as discussed above, the remaining $3,500,000 of Sentex debt held by Mr. Kendall will be distributed on a monthly basis over a three-year period among Messrs. Kendall and Rubinstein and the Financial Advisors.

Under the SICG Agreement, following the Closing, Mr. Rubinstein will be the president and Mr. Kendall will be the treasurer of Sentex, the parties agree to elect Messrs. Rubinstein and Kendall as its sole directors and Mr. Kendall will enter into an employment agreement with Sentex (the "Employment Agreement") pursuant to which he will serve as the chairman of the board until the earlier to occur of his death, permanent disability, sale of his 40,000,000 shares (at which time Mr. Rubinstein will become Sentex's chief executive officer), or conviction of a crime resulting in at least one year of incarceration. In addition, if not terminated earlier, Mr. Kendall will retire from Sentex not later than the end of the second fiscal year following the Closing. Mr. Kendall's annual base salary is still subject to negotiation. The Employment Agreement will also provide for a one-year non-compete and confidentiality obligations.

The shares of Common Stock to be issued to each of SecITV (or its affiliates) and the Financial Advisors are expected to placed into escrow as soon as practicable and released at the Closing. The closing of the transactions contemplated by the Distribution Agreement and the SICG Agreement (the "Closing") will occur following receipt by the parties of all necessary approvals and submission of all required governmental filings, including the filing of a definitive information statement with the Securities and Exchange Commission. The transactions contemplated by the Distribution Agreement and the SICG Agreement have been approved by the parties' boards of directors and by a majority of the Sentex shareholders in an action by written consent. The information statement will also be mailed to Sentex shareholders who did not approve the transactions by written consent.

The foregoing descriptions of the Distribution Agreement and the SICG Agreement are qualified in their entirety by the full text of the Distribution Agreement and the SICG Agreement, which are filed as Exhibits A and B, respectively, and are incorporated by reference herein.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

      (a) As of the date hereof, CPS beneficially owned 47,719,814 shares of Common Stock, which represents 46% of the outstanding shares of Common Stock as of the date hereof, based on 103,764,911 shares of Common Stock then outstanding.

            As of the date hereof, Mr. Kendall beneficially owned 300,000 shares of Common Stock, which represents .29% of the outstanding shares of Common Stock as of the date hereof, based on 103,764,911 shares of Common Stock then outstanding.

            As of the date hereof, none of the other persons named in Item 2 of this Schedule 13D beneficially owned any shares of Common Stock.


      (b) As of the date hereof, CPS had the sole voting and dispositive power with respect to all 47,719,814 shares.

            As of the date hereof, Mr. Kendall had the sole voting and dispositive power with respect to the 300,000 shares held directly by him and also with respect to the 47,719,814 shares held by CPS, as its chairman and president.

CUSIP No. 817268-10-1                  13D                   Page 6 of 8

      (c) Other than the transactions reported above, none of the persons named in Item 2 hereof has effected during the past 60 days any transaction in the Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR

      The information set forth under Item 4 hereof is incorporated by reference herein.

      Other than the agreements disclosed herein, there are no contracts, arrangements, understandings, relationships or agreements between CPS and any other person with respect to shares of Common Stock.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

      Each of the Distribution Agreement and the SICG Agreement have been filed as an Exhibit hereto.

CUSIP No. 817268-10-1                  13D                   Page 7 of 8

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                                 CPS CAPITAL, LTD.


Date: August 3, 2006                            By:  /s/ Robert S. Kendall
                                                     ----------------------
                                                     Robert S. Kendall
                                                     Chairman and President

CUSIP No. 817268-10-1                  13D                   Page 8 of 8

                                  EXHIBIT INDEX


Exhibit           Description
--------------------------------------------------------------------------------

Exhibit A         Exclusive Distribution Agreement executed on June 5, 2006
                  (to take effect as of the date of the SICG Agreement) by and among Sentex Sensing Technology, Inc. and Security IT Vision,
                  Inc. (incorporated by reference to the Current Report on Form
                  8-K filed by Sentex Sensing Technology, Inc. on July 25,
                  2006).

Exhibit B         Share Issuance and Corporate Governance Agreement dated July
                  19, 2006 by and among Sentex Sensing Technology, Inc.,
                  Security IT Vision, Inc., Robert Kendall, Henrik Rubinstein,
                  Balmoral Financial Services Company and Viewpoint Technology,
                  Inc. (incorporated by reference to the Current Report on Form
                  8-K filed by Sentex Sensing Technology, Inc. on July 25,
                  2006).